Phone:	(212) 885-5205
Fax:	(917) 332-3817
Email:	AJanell@blankrome.com

July 2, 2014

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Mr. John Grzeskiewicz

Re:	Spirit of America Energy Fund, a series of the Spirit of America Investment Fund
Registration Statement on Form N-1A
File Numbers: 333-27925 and 811-08231

Dear Mr. Grzeskiewicz:

On behalf of the Spirit of America Energy Fund (the “Fund”) a series of the Spirit of America Investment Fund, this letter is in response to the comments received on June 9, 2014 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement on Form N-1A filed on April 25, 2014 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

Prospectus

1.	On Page 1, under Fees and Expenses of the Energy Fund, please change the word “compromising” to “comprising”.

RESPONSE: The Fund has made the requested change.

2.	In Footnote 3 of the Fee Table on Page 1, confirm whether or not the fee waiver excludes Acquired Fund Fees and Expenses.

RESPONSE: The Fund fee waiver does not include Acquired Fund Fees and Expenses and, therefore, the Fund has revised the following disclosure in Footnote 3, as set forth below:

The waiver does not include front end or contingent deferred loads, taxes, interest, dividend expenses on short sales, brokerage commissions, acquired fund fees and expenses or expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation.

3.	Under Principal Investment Strategies, explain what is meant by “energy related” companies.

RESPONSE: The Fund has revised the disclosure relating to energy related companies in the Principal Investment Strategies section, as set forth below:

Principal Investment Strategies: The Energy Fund seeks to achieve its investment objective by investing at least 80% of its net assets plus any borrowings in a combination of securities and other assets of energy and energy related companies. The Fund seeks to achieve its investment objective through diversified exposure to securities of energy companies and energy related companies which are companies that are principally engaged in activities in the energy industry, such as the exploration, production, and transmission of energy or energy fuels; the making and servicing of component products for such activities; energy research; and energy conservation.

4.	In the second and third bullet points under Principal Investment Strategies, please confirm if equity and fixed income securities will be limited to energy related companies or if non-energy related companies may be included in the 20% of other securities the Fund may invest in.

RESPONSE: The Fund has clarified that it can invest in equity and fixed income securities that are either energy or non-energy related securities, as set forth below:

The Fund may invest in equity securities, including common stock, preferred stock and convertible preferred stock of companies of any capitalization, whether domestic or foreign, with potential for accelerating growth, above-average growth or growth potential, increasing or consistent profitability and/or a proven history of paying consistent dividends. With respect to 20% of the Fund’s net assets, the Fund may invest in these equity securities issued by non-energy related companies.

The Fund may invest in fixed income securities of any grade including below investment grade and of any maturity, as well as non-rated fixed income securities, both short-term and long-term, including zero-coupon securities, taxable and tax-free municipal bonds, income producing convertible securities, corporate bonds, including high yield U.S. corporate bonds (i.e., ‘‘junk’’ bonds), floating rate bonds and step coupon bonds, municipal lease agreements, certificates of participation and collateralized mortgage obligations (“CMOs”). With respect to 20% of the Fund’s net assets, the Fund may invest in these fixed income securities issued by non-energy related companies.

5.	In the third bullet point under Principal Investment Strategies, please include the criteria as to the maturity for fixed income securities in which the Fund may invest.

RESPONSE: The Fund has revised the criteria as to the maturity for fixed income securities in the Principal Investment Strategies section, as set for below:

The Fund may invest in energy or non-energy related fixed income securities of any grade including those rated below investment grade and of any maturity, as well as non-rated fixed income securities, both short-term and long-term, including zero-coupon securities, taxable and tax-free municipal bonds, income producing convertible securities, corporate bonds, including high yield U.S. corporate bonds (i.e., ‘‘junk’’ bonds), floating rate bonds and step coupon bonds, municipal lease agreements, certificates of participation and collateralized mortgage obligations (“CMOs”).

6.	In the fourth bullet point under Principal Investment Strategies, please state what private equity includes.

RESPONSE: The Fund has clarified what private equity includes, as set forth below.

The Fund may invest in open-end and closed-end investment companies, the retail shares of actively managed and index exchange-traded funds (“ETFs”), and private equity and debt investments that generally will include traditional private equity and venture capital control positions and minority investments in MLPs and energy infrastructure companies. The Fund currently does not intend that hedge funds, collateralized loan obligations and leveraged buyouts, will be included under such private equity investments.

7.	In the fifth bullet point under Principal Investment Strategies, please clarify whether the Fund’s intention to match or outperform the S&P 500 Energy Index is before or after Fund fees and expenses.

RESPONSE: The Fund has changed the index in which it plans to match or outperform to the S&P 500. The Fund intends to match or outperform the S&P 500 before deducting Fund fees, expenses and taxes and has revised the Principal Investment Strategies section, as set forth below:

The Adviser manages the Fund to achieve investment returns that match or outperform the S&P 500 before deducting Fund fees, expenses and taxes, over the long term by utilizing a disciplined investment process which focuses on risk-reduction and provides a considerable current income component.

8.	Please amplify the disclosure as to what extent the Fund will invest in foreign issuers.

RESPONSE: The Fund has updated the disclosure as to what extent the Fund will invest in foreign issuers in the Principal Investment Strategies section, as set forth below. The Fund has also included disclosure on non-U.S. issuer risk in the Principal Risks of Investing in the Energy Fund section.

The Fund seeks to achieve its investment objective through diversified exposure to U.S. and non-U.S securities of energy companies and energy related companies which are companies that are principally engaged in activities in the energy industry, such as the exploration, production, and transmission of energy or energy fuels; the making and servicing of component products for such activities; energy research; and energy conservation.

9.	Please explain why the registrant is confident in the liquidity of the Fund and will be able to meet redemption in seven days, given investments in Master Limited Partnerships with a relatively new secondary market and private placements.

RESPONSE: The Adviser believes that the secondary market for Master Limited Partnerships is sufficiently mature and liquid to permit the Fund to be able to redeem its shares within seven days. The Fund’s investments in private placements will be limited to less than 5% of the Fund’s net assets and, therefore, will have relatively no impact on the Fund’s liquidity or its ability to meet its redemption requirements. As an informal policy, the Adviser on behalf of the Fund will not invest in any securities until it is able to confirm internally that the security will be able to be valued under its valuation policies.

10.	Please confirm the Fund’s intention to invest in derivatives, swaps, futures etc.

RESPONSE: The Fund does not intend to invest in derivates, swaps and futures as part of its principal investment strategy. The Fund may invest in derivatives, swaps and futures as part of its non-principal investment strategies as stated on Page 6 of the statutory prospectus.

11.	Please remove the Suitability section from the Summary Prospectus and place it in Item 9 of the Statutory Prospectus and state what type of investors the Fund would be unsuitable for and explain that David Lerner Associates is the exclusive distributor of the Fund.

RESPONSE: The Fund has made the requested change and removed the Suitability section from the Summary Prospectus and placed it in Item 9 of the Statutory Prospectus. The Fund has added additional disclosure as to what type of investor the Fund would be unsuitable for, as set forth below:

Suitability: An investment in the Energy Fund may be suitable for intermediate to long-term investors who seek capital appreciation and attractive levels of current income through diversified exposure to securities and other assets of energy and energy related companies. Investors should be willing to accept the risks and potential volatility of such investments. The Fund may be unsuitable for certain investors including, but not limited to, investors who do not want to risk their investment principal.

David Lerner Associates is the principal underwriter and exclusive distributor of the Fund and investors may purchase shares of the Energy Fund through broker-dealers that have executed a selling agreement with David Lerner Associates as stated in the “Additional Information About How To Purchase Shares” section of the Prospectus.

12.	In the Investment Adviser section of the Summary Prospectus please delete the Adviser’s address.

RESPONSE: The Fund has made the requested change.

13.	In the Investment Objective section, please state how many days advance notice the Fund will provide to shareholders if it intends to change the investment objective without shareholder approval.

RESPONSE: The Fund has made the revision requested and has added that the Fund will provide shareholders with sixty days advance notice of a change in its investment objective.

14.	Please update the Legal Proceedings section, if any subsequent events have occurred after the initial filing of the registration statement.

RESPONSE: The Fund has updated the Legal Proceedings section, as set forth below:

In October 2013, a class action litigation, titled Lewis v. Delaware Charter Guarantee & Trust Company, et al., (the “Litigation”) was commenced in federal court in Nevada against DLA, the Fund’s principal underwriter and distributor, along with other defendants, alleging, inter alia, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence and misrepresentation. The plaintiffs, purportedly customers who maintain individual retirement accounts at DLA which contained non-traded REIT securities, allege, among other things, that the defendants failed to accurately provide annual fair market values for those REIT securities. The Litigation was transferred to the U.S. District Court for the Eastern District of New York and is currently pending. DLA expects that the Litigation will be dismissed, although there cannot be any assurance that if the class action plaintiffs were to ultimately be successful in the pursuit of their claims against DLA that such outcome would not materially affect DLA’s ability to act as the Fund’s principal underwriter and distributor, although it is not considered likely at this time that such material and adverse effects would occur. The Adviser was not a party to the Litigation.

15.	Under the Pricing Fund Shares section, to the extent necessary add disclosure on the valuation process of Master Limited Partnerships and private equity investments.

RESPONSE: The Fund does not believe that any material changes to this section are required at this time; however in the last sentence of the third paragraph of the “Pricing Fund Shares” section there has been one minor change, as set forth below.

All other securities including, private equity investments and other assets are valued at their fair value as determined in good faith under procedures established by and under the supervision of the Board described below.

The Adviser has reviewed the Fund’s valuation procedures with specificity for investing in Master Limited Partnerships and making private equity investments and will be presenting amended policies and procedures to the Board of Trustees for its consideration and approval at its next Board meeting.

16.	Under the Dividends and Distributions section please clarify and simplify that the return of capital from Master Limited Partnership investments is not from profits and earnings but rather part of the investor’s principal and discuss the tax issues related to return of capital as opposed to capital gains.

RESPONSE: The Fund has revised the disclosure in the Dividends and Distribution section, as set forth below.

The Energy Fund anticipates that, a significant portion of its distributions to shareholders will consist of a tax-free return of capital with respect to an investor’s principal investment for U.S. federal income tax purposes. In general, a distribution will constitute a return of capital to a shareholder, rather than a dividend, to the extent such distribution exceeds the Fund’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds the Fund’s current and accumulated earnings and profits for a taxable year, as determined for U.S. federal income tax purposes, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the shares), and the balance in excess of such adjusted basis will be taxed as capital gain. Any such capital gain will generally be long-term capital gain if such U.S. Holder has held the applicable shares for more than one year. Unless requested otherwise by you, dividends and other distributions will be automatically reinvested in additional shares of the Fund at the NAV per share in effect on the day after the record date.

Statement of Additional Information

17.	Please confirm that anything stated in the Statement of Additional Information that might affect the Fund’s performance or impact an investor’s decision to invest in the Fund, should then be placed in the Prospectus.

RESPONSE: Please be advised that the Fund does not believe that there are any disclosures in its Statement of Additional Information that might affect the Fund’s performance or impact an investor’s decision to invest in the Fund that needs to be stated in the Prospectus.

18.	Under the Fundamental Polices of the Energy Fund section please rephrase restrictions and specifically refer to the provision in the Investment Company Act of 1940.

RESPONSE: The Fund has rephrased the Fundamental Polices of the Energy Fund and it now reads as follows:

h) purchase or sell commodities or commodity contracts in accordance with the regulations under the 1940 Act other than as permitted in the Prospectus or this SAI;

i) invest in interests in oil, gas, or other mineral exploration or development programs in accordance with the regulations under the 1940 Act other than as permitted in the Prospectus or this SAI;

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The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please be advised that the revisions noted herein will be reflected in the Prospectus and Statement of Additional Information to be filed under Rule 485(b) on July 9, 2014.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell Allison H. Janell